Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

GENERAL

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Energy Corporation (formerly Crosshair Exploration & Mining Corp.) (the “Company” or “Crosshair”).  The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended April 30, 2011 and the unaudited condensed interim consolidated financial statements and notes for the six month period ended October 31, 2011.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived there from are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairenergy.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the potential for additional mineralization at the Company’s properties, the timelines to complete the Company’s exploration programs, timing for permit applications, timing for new resource estimates, timing to complete technical reports, timing to complete a PEA on Juniper Ridge and Bootheel, forecasts for exploration expenditures, estimates of future administrative costs and statements about the Company’s future development of its properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

 Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., President  of Crosshair and a Qualified Person as defined by National Instrument  43-101 (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A. Further information about the Company’s CMB property can be found in the Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium - Vanadium Project, Labrador, Canada dated January 20, 2011 (Rev March 10, 2011), prepared by C. Stewart Wallis, P. Geo,  Gary H. Giroux, P.Eng. MASc., and Barry A. Sparkes, P.Geo., who are “qualified persons” within the meaning of NI 43-101.  Further information on the Company’s Bootheel Project can be found in the NI 43-101 Technical Report on the Bootheel Property, Shirley Basin Mining District, Albany County, Wyoming, dated September 8, 2009  prepared by Douglas Underhill PhD C.P.G. and William E. Roscoe P. Eng. of Scott Wilson Mining who are “qualified persons” within the meaning of NI 43-101.  Additional information on the Two Time Zone can be found in the Technical Report on the CMBNW Property, Labrador Canada dated June 22, 2009, prepared by David A. Ross P.Geo, a “qualified person” within the meaning of NI 43-101.  Additional information on the Golden Promise Property can be found in the Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador dated April 30, 2008 and amended September 23, 2008, prepared by Larry Pilgrim, B.Sc., P.Geo. and Gary Giroux, P.Eng., MASc., who are “Qualified Persons” within the meaning of NI 43-101.  All the above referenced Technical Reports are available on SEDAR and on the Company’s website.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals.  The Company does not have any producing mineral properties at this time.  The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America.  The Company’s shares trade on Toronto Stock Exchange and on the NYSE AMEX Exchange.

The Company is currently focusing on exploration and evaluation activities in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA on the following properties:

➢	Juniper Ridge Property in Wyoming

➢	Bootheel Uranium (“Bootheel”) Project with UR Energy in Wyoming

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

➢	Central Mineral Belt Joint Venture (“CMB JV”) Uranium Project with Silver Spruce Resources Ltd. in Labrador

➢	Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake Properties in Newfoundland

HIGHLIGHTS

The Company’s efforts for the first half of fiscal 2012 were as follows:

•	A total of 23,852 metres of drilling was completed on the Juniper Ridge Property and 10,900 metres of drilling was completed on the Bootheel Property.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

•	A total of 3,138 metres of drilling was completed on the CMB Project, and a total of 1,642 metres of drilling was completed on the CMB JV Project.
Juniper Ridge Uranium Property

On October 29, 2010, Crosshair signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. to acquire the Juniper Ridge Uranium Property (the “Property”).  The aggregate total price for a 100% interest in the Property will be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011(paid)	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report. The minimum commitment is US $2,500,000, with the company paying an additional US $0.50 per pound in excess of 5 million pounds if the NI 43-101 technical report shows a resource in excess of 5 million pounds.

2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares. The minimum commitment is US $1,500,000.

Title to the Juniper Ridge property in the process of being  transferred to the Company by Strathmore upon completing the initial payments of US$700,000.  US$250,000 of this amount has been paid by issuance of 552,513 common shares of the Company.  The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  Strathmore will retain a 2% Gross Revenue Royalty on the Property.  The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1.5 million for each 1% of the Gross Revenue Royalty.

Project Summary

The Juniper Ridge Property, located in Carbon County, south-central Wyoming, comprises 197 claims and one state mineral lease totaling 4,710 acres (1,906 Ha) in size.

Juniper Ridge contains a historical geological resource of 5.2 million tons grading 0.067% eU3O8, for a total 6.97 million pounds of uranium. The historical resource estimate, completed by AGIP Mining Company in 1986 was based on half-foot interval gamma logs using a tonnage factor of 17.0 cubic feet per short ton, and cut-offs of 0.03% eU3O8 over a minimum 2.0 foot interval. The resource was estimated using the polygonal method with a maximum 50 foot radius. This resource estimate was completed prior to the implementation of NI 43-101 and is not compliant with current accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy. Additional drilling will be required to verify this resource and classify it under the current standards. Given the quality of the historic work completed on the Property, Crosshair believes the resource estimate to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources or mineral reserves as

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

defined in NI 43-101, and Crosshair is not treating the historic resources as current. Therefore, the historical resource estimate should not be relied upon.

Current Highlights

The summer/fall 2011 exploration program was successfully completed during the reporting period with 400 mud rotary holes, totaling 78,253 feet (23,852 metres), having been drilled These results are currently being evaluated by independent contractor, BRS, Inc. of Riverton, WY, in order to complete an NI 43-101 complaint initial Resource Estimate on Juniper Ridge by the end of calendar year 2011. Once complete, the results from this initial Resource Estimate will then be used to complete a Preliminary Economic Assessment (PEA) of the project. This PEA is currently scheduled for completion by the spring of 2012.

Selected result highlights from the summer/fall 2011 program include:

Drill Hole	From (feet)	To (feet)	Length (feet)	% eU3O8 *
JR-11-139	81.5	92.5	11.0	0.183
JR-11-146	84.0	93.5	9.5	0.190
JR-11-149	83.5	91.0	7.5	0.330
JR-11-150	63.5	80.5	17.0	0.099
JR-11-187	115.0	135.0	20.0	0.120
JR-11-252	79.5	90.0	10.5	0.098
JR-11-325	52.5	58.0	5.5	0.878
JR-11-334	44.5	55.0	10.5	0.071
and	72.5	74.5	2.0	0.209
JR-11-358	45.0	58.5	13.5	0.081
JR-11-163	80.5	85.5	5.0	0.200
JR-11-207	69.5	81.0	11.5	0.151
JR-11-215	27.0	39.5	12.5	0.132
JR-11-233	22.5	49.5	27.0	0.074
JR-11-268	42.0	57.0	15.0	0.226
JR-11-202	52.5	68.5	16.0	0.209
and	117.0	128.0	11.0	0.334
and	133.5	145.0	11.5	0.155
JR-11-291	74.5	86.5	12.0	0.269
and	95.0	99.5	4.5	0.272
JR-11-122	57.5	64.5	7.0	0.396

* These grades are reported as equivalent uranium (eU3O8) as determined by downhole radiometric logging equipment. The logging was carried out by independent contractor, Century Wireline Services of Tulsa, Oklahoma. Equivalent U3O8 reported in this release has been determined using Century’s uranium spectrographic analysis tool (USAT); a more accurate tool for determining uranium content than conventional gross gamma tools in situations where uranium may be in disequilibrium. Gross gamma tools measure total gamma radiation originating from ancient radioactive elements produced by radioactive decay of uranium. USAT measures decay products of uranium generated within the last 30 days; thus it is more likely to represent true uranium grades in shallow deposits like Juniper Ridge. USAT greatly reduces the need for chemical assays to determine the equilibrium state of uranium in the deposit.

As noted earlier, subsequent to publication of an NI 43-101 Resource Estimate, a Preliminary Economic Assessment (PEA) will be developed to assess the economic potential of the project. The PEA will generate a preliminary estimate of the overall capital investment required to produce commercial quantities of uranium oxide. As part of the PEA, metallurgical

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

test work to confirm the historical uranium recoveries is underway. The exploration and mine development timeline developed by Crosshair for Juniper Ridge for calendar year 2012 calls for further exploration drilling, definition drilling, completion of technical and pre-feasibility studies and initiation of the permitting process.

Complete geophysical probe highlights and a drill plan map can be found on the Crosshair website at: http://www.crosshairenergy.com/s/JuniperRidge.asp. Composite results are based on a minimum 0.02% eU3O8 and a grade x thickness (GT) of 0.1. Additional information on the drill results at Juniper Ridge can be found in the news releases of the Company dated September 8, 2011, August 11, 2011 and July 27, 2011 which are filed on SEDAR at www,sedar.com.

Target Plan of Arrangement

On March 31, 2009, Crosshair and Target Exploration and Mining Corp. (“Target”) successfully closed a plan of arrangement whereby Crosshair acquired all the outstanding common shares of Target and Target has become a wholly owned subsidiary of Crosshair.  Target shareholders received approximately 14.7 million common shares of Crosshair (1.2 shares for each Target common share outstanding) with an estimated market value of approximately $2.5 million based on the weighted average of Crosshair’s share price for the period two days before and after the closing date of March 31, 2009 in accordance with CICA Section 1582, Business Combinations and CICA 3870, Stock-based Compensation and other Stock-based Payments.)  Each Target warrant and stock option which gives the holder the right to acquire common shares of Target was exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Crosshair on the same basis as the shareholders of Target, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.  Crosshair now controls the Bootheel project located in southeastern Wyoming, USA.

Bootheel Uranium Project

The Bootheel properties are currently owned by The Bootheel Project LLC and consist of 274 Federal Mining claims, two state leases, and 3,155.7 acres of fee land held under a Mineral Lease and Surface Access Agreement with MJ Ranches.  The Company now has a 75% interest in The Bootheel Project LLC, subject to certain Royalties. Under the terms of an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018 Exploration Inc. (“448018”), a wholly owned subsidiary of Target, the Company was able to earn this 75% interest in The Bootheel Project LLC, by completing expenditures totalling US $3 million and issuing 125,000 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, Crosshair has exceeded US $3 million in expenditures on the property, thereby earning its 75% interest.

Under Agreements dated February 5, 2008 between MJ Ranches Inc, and 448018 as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale Royalty tied to the sales price of uranium.

An additional five claims were staked in December 2009 and the Bootheel Project LLC now comprises a 100% mineral interest in 274 Federal Unpatented Mining Claims, two state leases and a 75% mineral interest in four fee sections for a total of 8,524 gross acres and surface access rights to 7,882 acres.

Project Summary

The property has been previously explored for uranium by a number of companies in the 1970s and again in the mid 1990s by Cameco Corporation (“Cameco”) as outlined in an Independent NI 43-101 Technical Report dated July 8, 2007 and filed on Sedar.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

On January 15, 2009 The Bootheel Project LLC acquired additional data from Cameco which covers the four fee sections under lease from MJ Ranches.  The data includes historical geological and gamma logs covering 660 drill holes, totalling approximately 290,000 ft.  Compilation to date indicates that there have been approximately 1,900 drill holes, totalling in excess of 600,000 ft, completed on the property and the surrounding area.

The calendar year 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 ft in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft of core.  Drilling commenced in June and was completed September 20, 2008.
Complete assay results, location maps and other information can be found on the Company website –  www.crosshairexploration.com/s/Shirley.asp

In addition to the calendar year 2008 drilling program, the historic holes were relocated, and limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009 Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

The data acquired from Cameco was compiled by Crosshair’s geological team and was combined with the results from over 50,000 feet of drilling completed by Target at Bootheel during calendar year 2008.  This compilation allowed the Company to complete an independent NI 43-101 resource estimate for the Bootheel Project as referenced in the Technical Report dated September 8, 2009.  The estimate includes an indicated resource of 1.09 million pounds of uranium oxide (1.44 million tons at 0.038% eU3O8) and an additional inferred resource of 3.25 million pounds of uranium oxide (4.40 million tons at 0.037% eU3O8).  The resource remains open for expansion with less than 60% of the historical resource area included in this initial estimate.  Additional information about the resource can be found in the NI 43-101 Technical Report on the Bootheel Property, Shirley Basin Mining District, Albany County, Wyoming, dated September 8, 2009  prepared by Douglas Underhill PhD C.P.G. and William E. Roscoe P. Eng. of Scott Wilson Mining who are “qualified persons” within the meaning of NI 43-101.

Current Highlights

Activities completed in early calendar year 2011 included further base line environmental studies with a Sage Grouse and Raptor survey completed in June 2011.  The Nuclear Regulatory Commission (NRC) was notified in August 2011 of the Company`s intention to file a permit application in 2012.

In the fall of 2011, Crosshair carried out a $1.5 million exploration program, consisting of further drilling, hydrogeological tests and continued permitting. Seventy-six exploration boreholes, comprising 35,760 feet (10,900 metres) were drilled, with the aim of upgrading the existing inferred resource to the indicated category, capturing more of the historic resource and exploring for new mineralization. URE declined to participate in this program. Selected highlights of these drill results are presented in the following table.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

Drill Hole	From	To	Length	% eU3O8*
	(feet)	(feet)	(feet)
1-BH4001	139	142	3	0.092
1-BH4002	127.5	130.5	3	0.128
1-BH4003	112.5	115.5	3	0.075
7-BH4006	321	329	8	0.074
7-BH4005	282.5	290.5	8	0.053
1-BH4010	114.5	117	2.5	0.043
and	132	134.5	2.5	0.051
36-BH4020	492	505	13	0.039
and	508.5	520.5	12	0.035

(*) These grades are reported as equivalent uranium (eU3O8) as determined by downhole radiometric logging. The logging was carried out by Century Geophysical Corp. of Tulsa, Okla., an independent contractor.  The logging equipment (S-3000 probe) was calibrated at the U.S. Department of Energy test facility in Casper, Wyo., in September, 2011, immediately prior to drilling and in October after completion of drilling.  Instrumental drift was found to be insignificant. A comparison of the historical chemical assays and gamma logs demonstrated that the historical results are likely to be a reliable guide to the mineralization (technical report Sept. 8, 2009, filed on SEDAR). Based on current knowledge, the mineralized intersections are considered to represent true widths. Additional information regarding the drill results can be found in Crosshair’s news releases dated November 3, 2011 and October 18, 2011 which are filed on SEDAR at www.sedar.com.

The results from the summer/fall 2011 drilling program are now being used as the basis for an updated National Instrument (NI) 43-101 Mineral Resource estimate, scheduled for completion by the end of calendar year 2011.  A Preliminary Economic Assessment (PEA) is scheduled for completion in early calendar year 2012. This PEA will assess the size of the project from an economic standpoint and will generate an initial estimate of the capital investment required to bring the project into production.

The majority of the uranium mineralization on the Bootheel Property is hosted by the Sundance Formation. Laboratory testing in calendar year 2008 demonstrated the potential for uranium mining by in-situ recovery (ISR) (please refer to News Release dated February 5, 2009). ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods. Currently, there are two ISR projects in production and several other ISR projects in the permitting or development phase, in Wyoming. Information on the benefits of ISR and how it works can be found at:  http://www.crosshairenergy.com/s/InSitu.asp.

CMB Project

The project includes the following Property Agreements:

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador,

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 400,000 common shares, made cash payments totalling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.In connection with the option agreement to earn its 90% interest in the Moran Lake Property the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of the advance royalty payments. On December 6, 2011, the Company settled the litigation. The terms of the settlement are a cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 56,250 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

Project Summary

The CMB Project is host to the C Zone – Area 1 – Armstrong Corridor, which has a current National Instrument (NI) 43-101 indicated resource of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional inferred resource of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8) between all three zones.  It also contains 42.8 million pounds of vanadium (14.7 million tonnes at 0.15% V2O5) in the indicated category and an additional 93.6 million pounds (28.3 million tonnes at 0.16% V2O5) in the inferred category. All three zones remain open and future programs will be aimed at confirming the continuity of mineralization between the zones.  The 2,116 claims in 22 licences cover 529 square km and are in good standing under provincial work assessment rules until calendar year 2012 and some as late as calendar year 2021. No work is required on these claims for the foreseeable future.

The Corridor falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's April 2008 decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation.  The current reporting period ended with the moratorium still in place. However, the Nunatsiavut Government has announced that it is planning a vote in mid-December 2011 to determine whether to lift the moratorium. The Company is hopeful that the moratorium will be lifted and that exploration in the affected areas will recommence in the spring of 2012.  The current land position map is posted on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp.

Since acquisition in calendar year 2004, the Company has completed 386 holes totalling 69,142 metres (m) on the property, including 51,424 metres in 251 holes on the main C zone and associated Area 1 and Armstrong showings. Area 1, Armstrong, and the C Zone comprise a 4.5 kilometre (km) long uranium mineralized corridor, with Area 1 and Armstrong located approximately 1.5 km southwest and 3.0 km southwest, respectively, of the C Zone.  All zones of mineralization are open for expansion, both along strike and at depth.

Current Highlights

The 2011 summer drilling program commenced in July with a budget of approximately $1.6 million. Nineteen diamond drill holes, totaling 3,138 metres, were focused on two areas; the structural corridor between the C Zone and Area One, as

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

well as the Blue Star prospect, located approximately 10 kilometres northeast of the C Zone. The results of this program support the interpretation that the vanadium mineralization is continuous between the two zones. Selected highlights from the assay results are presented below.

Drill Hole	From (metres)	To (metres)	Length (metres)	V2O5%
ML-11-188	50.0	100.0	50.0	0.152
ML-11-190	4.0	44.0	40.0	0.167
ML-11-195	2	10.8	8.8	0.171
and	43.4	91.9	48.5	0.195
including	62.9	72.9	10	0.262
ML-11-196	3.5	16	12.5	0.240
and	56	118	62	0.185
including	82	105	23	0.235

Down hole gamma logs and hematitic alteration encountered in the upper portions of the holes strongly suggested that the two mineralized zones (C-zone and Area 1) were continuous. The assay results, as presented in the table above, confirm that the mineralization is, in fact, a single continuous unit. This has enabled the mineralization to be extended approximately 200 metres to the southwest. A map illustrating this revised interpretation can also be viewed on the Crosshair website at: http://www.crosshairexploration.com/i/pdf/2011_CMB_DrillPlanMap.pdf

The true width of the mineralized zone is 60% to 90% of the lengths stated in the above table. Laboratory analysis was performed by Activation Laboratories in Ancaster, ON. Vanadium analyses were performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceeded the upper limit for vanadium were re-assayed using fusion ICP. Standards, blanks, and duplicate assays were included at regular intervals in each sample batch submitted from the field as part of Crosshair’s ongoing Quality Assurance/Quality Control program. Uranium analysis was carried out utilizing the delayed neutron counting (DNC) method, while multi-element analysis was performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceeded the upper limit for uranium were re-assayed using X-ray fluorescence (XRF).

Drilling on the Blue Star prospect was aimed at following up on widely scattered coincident airborne geophysical and rock geochemical anomalies. Ten holes, totaling 1,404 metres, were completed with four holes intersecting thin uranium mineralized zones including a three metre interval which returned 0.050 U3O8%, from drill hole BS-11-006.  Insufficient drilling has been completed to determine the true thicknesses. Additional information on the drill results can be found in the Company’s news releases dated November 22, 2011, October 6, 2011.

CMB JV Project

The CMB JV Project (800 claims in 11 licences) is a joint venture partnership with Silver Spruce Resources (“SSE”). SSE declined to participate in the 2010 program and has been diluted to a 37.4% interest. The Project is host to the Two Time Zone, which has an existing NI 43-101 indicated resource of 2.33 million pounds of uranium (1.82 million tonnes at 0.058% U3O8) and an additional inferred resource of 3.73 million pounds of uranium (3.16 million tonnes at 0.053% U3O8), also open for expansion.  (Technical Report dated June 22, 2009 filed on SEDAR and the Company website). In addition to the Two Time prospect, the CMB-JV also contains the Firestone, South Brook, Running Man and Big Bear prospects.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

The Two Time Zone is the most advanced of these prospects.  It is located, as is the majority of the CMB-JV project area, north-west of Crosshair's current CMB Project.  The Two Time Zone also falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's moratorium on uranium mining.

The 2010 summer program consisted of reconnaissance geological mapping, prospecting traverses, and biogeochemical sampling to further evaluate existing airborne radioactive anomalies and lake sediment anomalies. The most significant discovery was an angular mineralized granite float sample similar to the Two-Time mineralization assaying 3750 ppm U with elevated Mo, Pb, Cu and REE`s.  This float sample was collected approximately seven kilometres north of the Two-Time Zone.

Current Highlights

The summer/fall 2011 drilling program has a budget of approximately $2.2 million and is targeting several new uranium showings discovered in 2009 and 2010.  SSE has declined to participate in the calendar year 2011 program and their interest will be further diluted.  The program also includes further drilling at the Two Time Zone with the goal of expanding the known resource. To date, four holes, totaling 1,642 metres, have been completed at the Two Time Zone with drilling ongoing.  Down hole gamma logging has confirmed the presence of uranium mineralization in the holes drilled to date indicating it extends to a depth of at least 460 m.  Drilling is also underway at the Firestone prospect, which is 7 kilometres southeast of the Two Time Zone.  Previous sampling from brecciated hematitic monzogranite from trenches and float, intersected uranium values of 200-900 parts per million.  To date, seven holes have been completed on the Firestone Showing with drilling continuing.  Assays are pending.

Additional information the CMB JV Project can be found in the Technical Report on the CMBNW Property, Labrador, Canada prepared for Crosshair and Silver Spruce dated June 22, 2009 and also filed on SEDAR.

Golden Promise Gold Project

On April 29, 2009 Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.  Crosshair issued 663,750 common shares with a market value of $686,608 based on the weighted average of Crosshairs share price for the period 2 days before and after the closing date of April 29, 2009 in accordance with CICA Section 1582, (Business Combinations) and CICA 3870, (Stock-based Compensation and other Stock-based Payments) to Paragon to purchase the 60% interest in Golden Promise with an option to increase its interest to 70%.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.  Expenditures on the project since April 2009 total $1,282,311.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.  Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 62,500 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

The project currently consists of 725 claims (18,125 ha) and one mining lease totaling 39.8 hectares

Project Summary

Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 950 metres (m) and to a depth of 425 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent National

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

Instrument (NI) 43-101 compliant resource estimate has been completed at the Jaclyn Main Zone.  The report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.  The resource estimate is classified as an inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  The NI 43-101 compliant estimate was prepared by Gary H. Giroux, P.Eng., M.Sc., an Independent Qualified Person as defined in National Instrument 43-101, and is filed in a Technical Report dated September 23, 2008 on SEDAR (www.sedar.com).

During the 2010 fiscal year the Company completed 7,220 m of drilling in 38 holes.  Twelve (12) holes (641m) were shallow infill holes located in the central part of the deposit designed to provide samples of the vein for metallurgical testing and to test for structural and grade continuity of the vein prior to the planned bulk sampling program.  Three holes (657 m) tested the Jaclyn North showing and four holes (572m) followed up an intercept 400 m west of the North zone.  The remaining 19 holes (5,350m) tested the central part of the deposit and the extension down plunge to the east.

Complete assay highlights, as well as a drill hole plan map, long section and core photos can be found on the Crosshair website at: www.crosshairexploration.com/s/GoldenPromise.asp.

A composite sample from six previously completed drill holes was submitted to SGS Mineral Services (“SGS”) Vancouver, BC for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics.  Thirty-four (34) samples from the drill holes were composited to provide one sample of 34.4 kilograms with a head grade which assayed 4.5 g/t gold as compared to the weighted average historical assay grade based on the individual samples of 4.18 g/t gold.  Subsequent to the fiscal 2010 year end the Company announced that the results indicate that the gold in the vein can be effectively recovered using gravity concentration in combination with flotation or leaching, or by direct leaching.  Gravity concentration recovers 85% of the gold at 120 microns and the remaining gold in the gravity tails can be recovered either by flotation after regrinding (96% rougher recovery at 110 microns) or by cyanide leaching (94% recovery in 72 hours at 70 microns).  The gold can also be recovered by direct leaching of the whole rock sample at 70 micron grind over a 72 hour period resulting in 98% extraction of the gold.

Thirty-nine drill core samples from the 12 infill holes drilled this year in the central part of the Jaclyn Main Deposit were also submitted to SGS for additional metallurgical test work to confirm the previous results.  These core samples were composited to provide two samples (labelled A and B) of 17.0 kilograms (kg) and 13.9 kg with head grades which assayed 8.02 grams per tonne (g/t) and 8.00 gpt respectively.  The composite samples were crushed, then blended and split into individual charges for the various metallurgical tests. The results confirm that the gold in the vein can be effectively recovered using gravity separation in combination with leaching, or by direct leaching.

A gravity separation test conducted on composite A ground to P80 of 150 microns recovered 84% of the gold.  The recovery process was further enhanced when the gravity tail was leached.  Leaching recovered 76% of the gold in the gravity tail, which resulted in a total gold recovery of 96%. The leach kinetics were fast and the recovery was complete within 24 hours.

The gold can also be recovered by direct leaching of the whole rock resulting in 93% extraction of the gold.  When composite A was ground to P80 of 150 microns and leached, 93% of the gold was recovered and only 0.16 kg/t of sodium cyanide (NaCN) was consumed.  Composite B had the same gold recovery and was ground slightly more to P80 of 100 microns and consumed slightly more NaCN (0.25 kg/t).

The 2,200 tonne bulk sampling program was completed in December 2010 in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  The gold occurrences on the Golden Promise Property, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

A total of 2,241 tonnes were delivered to the Nugget Pond Mill owned by Rambler Metals and Mining Plc. Two gold bars weighing 5.37 kilograms were poured and shipped to Johnson Matthey Limited in Toronto for refining.  In addition to the bars, the ball mill and SAG mill were cleaned out and 482.5 kilograms of concentrate were also shipped to Johnson Matthey for treatment and refining.  After refining, the bars and the mill concentrate produced a total of 313.59 ounces of gold and 23.05 ounces of silver which were sold for net receipts of CDN$430,001.85 after treatment charges.  The cost of the program, after receipts from the gold sales, was approximately $100,000.

Based on the mill records and the total gold recovered, the average recovered gold grade was 4.47 g/t gold.  The average tails grade was 1.12 g/t gold indicating a back-calculated head grade of 5.59 g/t gold with an 80% recovery.  While an overall recovery of 80% is positive it is lower than predicted by the bench scale test work.  It is believed that the lower than expected recovery is due to the presence of carbonaceous material in the waste rock.  In future, this issue can be mitigated by modifying the circuit to a carbon in leach process as opposed to a carbon in pulp process.  This would result in a minor modification to the flow sheet which will be further refined in future metallurgical test programs.

For reconciliation purposes, Crosshair compared the head grade with the estimated sample grade using the block model prepared in April 2008 by Gary Giroux, P.Eng. which stated an inferred resource of 921,000t at 3.02 g/t gold (for further details, please refer to the Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador dated April 30, 2008 and amended September 23, 2008). Assuming a 2 metre (m) deep trench and 25% dilution, Gary Giroux determined that the model predicted that the bulk sample would have had a tonnage of 2,125 t at an average grade of 4.42 g/t.

South Golden Promise Project

Under the terms of an agreement dated February 14, 2003 with Paragon, the Company has earned a 60% interest in the South Golden Promise Property, subject to a 2.5% Net Smelter Return to the underlying vendors, by issuing a total of 100,000 common shares and completing a minimum of $1,750,000 in exploration expenditures. Paragon declined to participate in the recent programs and has been diluted to a 38.3% interest. The South Golden Promise Property includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 38 square kilometres in 151 claims in 9 licences.

Project Summary

Since acquiring the properties, the Company has completed several phases of exploration including prospecting, mapping, till and rock sampling as well as trenching on targets defined by the other works.

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 meters and tested to about 50 metres depth by diamond drilling.  A total of 16 holes were completed at South Golden Promise in calendar year 2006 with two holes returning visible gold-bearing quartz veining which assayed a high of 19.5 grams per tonne gold over 1.15 metres.  During calendar year 2009, the Gabbro showing, which had previously sampled up to 10 g/t gold from a narrow quartz vein, was trenched without returning significant gold values.

A biogeochemical and prospecting program was carried out in the spring of 2010 to further define isolated gold-in-soil anomalies.  No significant results were returned.  A geological structural study designed to evaluate potential drill targets was completed. Recommendations are being evaluated.

At Victoria Lake, an 11 hole (2,197 metres) diamond drilling program was completed in calendar year 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies.  Favourably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes.  During calendar year 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

 An airborne electromagnetic and magnetic survey was carried out in January 2011 and numerous anomalies were outlined.  Additional ground surveys and prospecting will be carried out in calendar year 2012 to further evaluate selected anomalies.

OUTLOOK

In the next 12 months, the Company plans on focusing on the two Wyoming assets and the Labrador properties.

Bootheel

The results from the summer/fall 2011 drilling program are now being used as the basis for an updated National Instrument (NI) 43-101 Mineral Resource estimate, scheduled for completion by the end of calendar year 2011.  A Preliminary Economic Assessment (PEA) is scheduled for completion in early calendar year 2012. This PEA will assess the size of the project from an economic standpoint and will generate an initial estimate of the capital investment required to bring the project into production.  Permitting will be ongoing.

Juniper Ridge

The summer/fall 2011 drilling results are currently being evaluated in order to complete an NI 43-101 complaint initial Resource Estimate by the end of calendar year 2011. Once complete, the results from this initial Resource Estimate will then be used to complete a Preliminary Economic Assessment (PEA) of the project. This PEA is currently scheduled for completion by Q1 calendar year 2012.  Permitting will start in the Q2 calendar year 2012.

Central Mineral Belt

Crosshair is actively working with the Nunatsiavut Government to insure that they are on track with achieving the milestones to establish a lands administration system, to develop Land Use Plan, and to develop environmental protection legislation with the goal of having the moratorium lifted.  The Company is also working to compile the results from this year’s field programs into an updated NI 43-101 resource estimate, expected in calendar year 2012.

Golden Promise

The Company has completed the planned bulk sampling program and the results warrant further work. The company is evaluating its strategic options for this property.

South Golden Promise

An airborne survey has outlined several anomalous areas, which will be the focus of future work programs.

All expenditures mentioned above will be made from the Company’s current funds on hand.

REVIEW OF FINANCIAL RESULTS

Results of operations for the six month period ended October 31, 2011 compared to the six month period ended October 31, 2010.

For the six months period ended October 31, 2011, the Company reported a net loss of $8,490,359 or $0.18 per common share, compared with a net loss of $1,443,681 or $0.04 per common share for the six months period ended October 31, 2010.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

General and administrative expenses for the current period were $8,184,877, which is $6,665,975 higher than in the same period of fiscal 2011 due primarily to an increase in business activities including promoting ongoing projects, managing capital, and maximizing development efforts.

Exploration and evaluation expense, which represents over 65% of the loss, increased to $5,490,721 (fiscal 2011-$668,842) as a result of developing the CMB Uranium/Vanadium Project, CMB Joint Venture Uranium Project, the Bootheel Project and commencing the 2011 exploration work on the Juniper Ridge Property.

Share-based compensation expense, which does not affect the Company’s cash flows and  represents  over 15% of the current period loss,  increased to $1,299,690 (fiscal 2011-$110,528), due largely to new stock options being granted to certain employees and management in the 3rd and 4th quarters of fiscal 2011.

In addition, increased corporate activities led to an increase in consulting fees by $210,317, investor relations by $109,618, office and administration by $106,880, and wages and salaries by $134,573 in the current period compared to the same period of fiscal 2011.

An increase of $15,817 in audit and accounting expense reflects additional costs attributable to the transition from Canadian GAAP to IFRS incurred in the first quarter of fiscal 2012.

Other Income (Expenses)

Other income (expenses) decreased in the current period from $9,787 to an expense of $544,743 compared with the same period of fiscal 2011.  The Company recorded an unrealized loss on marketable securities of $540,008 compared to a gain of $113,399 in fiscal 2011 due to a significant decline in the market value of these securities.  In addition, in the current period the Company realized an interest income of $37,876 on short term investments compared to an income of $8,605 in the same period of last fiscal year. The Company also incurred a loss of $110,291 from the sale of capital assets in the six month period of last fiscal year. No such disposition took place in the current year.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

Exploration and Evaluation

The following table summarizes exploration and evaluation expense incurred in the six month period ended October 31, 2011.

	CMB	CMB JV	Boothel Project	Golden Promise	Juniper Ridge	Other claims	Totals
Drilling and Trenching	$1,026,561	$1,335,909	$669,286	$(7,071)	$734,549	$ -	$3,759,234
Geology	357,623	392,340	252,957	43,503	257,710	-	1,304,132
Geophysics	896	896	47,398	2,500	247,236	-	298,927
Geochemical	8,905	3,244	-	-	-	-	12,149
Hydrology	-	-	1,402	-	-	-	1,402
Metallurgy	-	-	-	-	-	-	-
Administration	9,343	6,561	4,357	60	1,891	-	22,212
Technical analysis	-	-	-	-	-	-	-
Future reclamation	-	-	-	-	-	(7,665)	(7,665)
Recovery- JV partner	-	-	(4,148)	-	-	-	(4,148)
Administration fees	-	-	-	-	-	-	-
Pre-acquisition costs	-	-	-	-	-	104,478	104,478
Balance October 31,2011	$1,403,328	$1,738,950	$971,252	$38,992	$1,241,386	$96,813	$5,490,721

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the unaudited financial statements.

Description	2Q 2012	1Q 2012	4Q 2011	3Q 2011
Total Assets Exploration and Evaluation Working Capital Shareholders’ equity Net Loss Loss per share Fully diluted loss per share Exploration and evaluation expenditures	$ 16,160,979 $ 10,934,911 $ 2,565,194 $ 13,322,050 $(5,623,453) $ (0.12) $ (0.12) $ 3,702,818	$ 20,990,685 $ 10,245,831 $ 8,199,292 $ 18,109,002 $(2,866,906) $ (0.06) $ (0.06) $ 1,787,903	$ 43,098,419 $ 31,733,095 $ 10,815,170 $ 42,065,500 $ (696,943) $ (0.01) $ (0.01) $ (154,453)	$ 43,544,595 $ 31,887,547 $ 10,541,151 $ 41,928,551 $ (397,476) $ (0.01) $ (0.01) $ 739,452

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

Description	2Q2011	1Q2011	4Q 2010	3Q 2010
Total assets Exploration and Evaluation Working Capital Shareholders’ equity Net Loss Loss per share Fully diluted loss per share Exploration and evaluation expenditures	$ 12,639,506 $ 9,800,036 $ 2,065,366 $ 11,437,065 $ (512,584) $ (0.02) $ (0.02) $ 269,867	$ 13,222,737 $ 9,770,555 $ 2,418,336 $ 11,897,111 $ (921,097) $ (0.03) $ (0.03) $ 398,975	$ 34,998,792 $ 30,385,684 $ 3,403,009 $ 33,705,417 $ (165,796) $ (0.00) $ (0.00) $ 1,048,856	$ 33,991,952 $ 29,746,481 $ 3,198,477 $ 32,686,518 $ (423,792) $ (0.00) $ (0.00) $ 409,653

The quarterly results are presented in accordance with Canadian GAAP with the exception of the results for the first and second quarters of fiscal 2012 and 2011 that have been adjusted to IFRS.

SECOND QUARTER

For the three months ended October 31, 2011, the Company reported a net loss of $5,623,453 or $0.12 per common share, compared with a net loss of $512,584 or $0.02 per common share for the three months ended October 31, 2011.

All the Company’s expenses in the current quarter significantly increased due to an increase in exploration and evaluation and corporate activities followed by the equity financing completed in the third quarter of fiscal 2011.  The largest component of the loss are exploration and evaluation of $3,702,818 (2011-$269,867) which represents approximately 66% of the loss and a non-cash expense for share-based compensation of $597,576 (2011-$52,538).

All other expenses, such as investor relations of $111,168 (2011-$30,923), office and administration of $96,248 (2011-$14,082), and travel of $64,050 (2011-$13,011), also increased as a result of increasing corporate and administrative and investor and public relations activities, concurrently with an increase in consulting of $194,544 (2011-$20,133) and wages and salaries of $159,790 (2011-$62,298) due to an increase in personnel and the number of consultants providing services to the Company.

Other Income (Expenses)

Other income (expenses) decreased in the second quarter of fiscal 2012 from $ 88,398 to $(580,003) compared with the same quarter of fiscal 2011.  As a consequence of a significant decline in the market value of marketable securities the Company recorded an unrealized loss on marketable securities of $557,079 compared to an unrealized gain of $193,137 in the third quarter of fiscal 2011.  Interest income of $16,082 on short term investments slightly offset this loss in the current quarter compared to interest income of $7,384 and the loss on asset disposition of $110,291 occurred in the same quarter of last fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2011, the Company had cash and cash equivalents of $3,444,986 (October 31, 2010 - $1,902,388). Cash used in operating activities during the six month ended October 31, 2011 was $5,539,166 compared with $1,420,390 in the same period of fiscal 2011.  Cash utilized in investing activities was $947,433 when compared with $57,024 in the same period of fiscal 2011. There was no change in cash from financing activities in the current period compared to $47,709 costs paid for a share issuance in the same period of fiscal 2011.

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

To date, the Company’s operations, exploration and development activities have been almost entirely financed from equity financings.  The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments.  While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

COMMITMENTS

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.   The Company was involved in a dispute with the original vendor of the Moran Lake Property regarding the timing of the advance royalty payments. On December 6, 2011, the Company settled the litigation. The terms of the settlements are cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company’s shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012.

LITIGATION

Litigation with Expedition Mining Inc. (formally known as Universal Uranium Ltd.)

In April 2009, Crosshair commenced an action in British Columbia Supreme Court against Expedition Mining Inc. (“Expedition”) alleging that Expedition had knowledge of trades that artificially inflated the market price of shares of Expedition at the time that Crosshair agreed to purchase property and securities of Expedition.  The action relates to certain agreements Crosshair entered into with Expedition to acquire all of Expedition’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Expedition by way of a private placement.

On April 29, 2010, the Company entered into a definitive agreement with Expedition to settle all outstanding litigation between Crosshair and Expedition.

The settlement agreement requires Crosshair and Expedition to file a consent dismissal order dismissing both the Crosshair claim and the Expedition counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.
Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Expedition or vote those shares in favour of Expedition management’s proposals for a period of thirty-six months. As of October 31, 2011, Crosshair held 2,222,222 Expedition shares.

As per the original voting trust agreement between Crosshair and Expedition signed on July 30, 2008 (the “2008 Voting Trust Agreement”), Expedition was also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals.

Pursuant to the settlement, beginning April 2010 and for the next twelve months, both Crosshair and Expedition were required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month.  In the case of a breach of these requirements the 2010 Voting Trust Agreement becomes null and void. Since Expedition complied with the terms of the settlement the Voting Trust Agreement remains in full force until July 30, 2013.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

Litigation with Lewis Murphy

On October 10, 2004, the Company entered in an agreement (the “Agreement”) with Mr. Lewis Murphy pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  On April 28, 2010, Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to the Agreement. As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed an annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favour of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company was granted leave to appeal this judgment on May 31, 2011. On December 6, 2011, the Company settled the litigation. The terms of the settlements are a cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company’s shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012.

CAPITAL STOCK

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:
	As At
Security Description	October 31, 2011	Report Date
Common shares – issued and outstanding	47,999,664	49,193,278
Director, employee and contractor options – vested	2,947,372	2,941,372
Director, employee and contractor options – granted but not yet vested	2,711,249	2,711,249
Warrants to purchase shares	15,168,796	14,103,171
Underwriters warrants – rights to purchase warrants	1,499,831	1,375,000
Common shares – fully diluted	70,326,912	70,324,070

During the six month period ended October 31, 2011, common shares were issued as follows:

•
On October 31, 2011, 522,513 common shares were issued pursuant to a definitive agreement with Strathmore Resources Ltd. to acquire the Juniper Ridge Uranium Property. The fair value of $248,925 of these shares was allocated to exploration and evaluation.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of directors, a law firm of which a director the Company is a partner, companies controlled by a former director of the Company, and companies owned by officers and directors as follows:

Related Party	Nature of Transactions
EGM Exploration Group Management Corp. (“EGM Corp.”) – owned by Mark Morabito, a director and an officer	Corporate services (salaries and benefits, investor relations, rent, office and administration, travel, geological consulting fees)
ArkOrion Enterprises Inc. – controlled by Adam Kniec, a former officer	Consulting fees
MJM Consulting – controlled by Mark Morabito, a director and an officer	Management fees
Sundance Geological Ltd. – controlled by Stewart Wallis, a director and an officer	Management fees
Bevo Beaven Corporate Communications – controlled by Horace Beaven, an officer	Investor relations
Ludwig and Associates, LLC	Consulting fees
Ian Smith - a director	Wages and salaries, director fee, share-based compensation
Jay Sujir - a director	Wages and salaries, director fee, share-based compensation
Rick Gill - a director	Wages and salaries, director fee, share-based compensation
Mark Morabito - a director and an officer	Share-based compensation
Chris Collingwood - a director	Wages and salaries, director fee, share-based compensation
Joseph Miller - a director	Wages and salaries, director fee, share-based compensation
Stewart Wallis - a director and an officer	Share-based compensation
Evelyn Cox – an officer	Share-based compensation
Sonya Atwal - an officer	Wages and salaries, share-based compensation
Sheila Paine - an officer	Wages and salaries, share-based compensation
Mark Ludwig – an officer	Share-based compensation
Horace H. Beaven – an officer	Share-based compensation
Adam Kniec – a former officer	Share-based compensation

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

The Company’s related parties consist of directors and officers and companies controlled by officers and former officers of the Company.

During the periods ended October 31, 2011 and 2010, the following cash and non-cash compensations were paid or accrued to the executive officers of the Company:

Executive Chairman - $75,000 of management fees (2011 - $49,998), $154,839 of share-based compensation (2010-$17,793)

CEO - $140,000 of management fees (2010 - $140,000), $154,839 of share-based compensation (2010-$16,685)

CFO - $41,289 of share-based compensation (2010-$Nil).

Former CFO - $Nil of consulting fees (2010-$26,500), $21,325 of share-based compensation (2010-$4,082).

VP Corporate Communications - $55,998 of investor relations fees (2010 - $Nil), $46,891 of share-based compensation (2010-$Nil).

VP Corporate Development - $41,289 of share-based compensation (2010-$6,070)

COO - $70,425 of consulting fees (2010-$Nil), $75,022 of share-based compensation (2010-$Nil).

Corporate Secretary -$41,289 of share-based compensation (2010-$8,259).

During the periods ended October 31, 2011 and 2010, the Company paid or accrued the following cash and non-cash compensations to the directors of the Company: $28,251 of director fees (2010-$Nil), $165,158 of share-based compensation (2010-$28,799).

The Company incurred the following expenses to EGM Exploration Group Management Corp., controlled by an Executive Chairman of the Company, according to a Management Services Agreement to provide services and facilities to the Company:

	2011	2010
Expenses:
Consulting	$ 123,768	$ 7,883
Wages and salaries	261,244	123,580
Investor relations	3,600	2,422
Office and administration	101,613	24,261
Rent	39,392	26,972
Transfer agent and filing fees	21,833	88
Travel	15,707	1,694
Exploration and evaluation expenses:
Geological consulting fees	579,804	168,206

	$ 1,146,961	$ 355,106

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

Amounts due to related parties as at October 31, 2011 included the following:

•	EGM Exploration Group Management Corp., controlled by an Executive Chairman - $260,505 (April 30, 2011 - $72,407, May 1, 2010 - $4,294)

•	Bevo Beaven Corporate Communications, controlled by a VP Corporate Communications - $7,277 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

•	Ludwig and Associates, LLC, controlled by a COO - $9,132 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

The amounts due to related parties are non-interest bearing, with no fixed terms of the repayment. The fair values of the amounts due to the related parties cannot be determined as there are no special terms of repayment.

GOING CONCERN

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The Company’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the six month period ended October 31, 2011 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.  Significant areas where management’s judgement is applied include: asset valuations, amortization of equipment, provision for asset retirement obligations, valuation allowance for future income taxes, valuation of warrants and stock based compensation.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

Impairment assessment of the carrying value of its Mineral properties

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Share-based compensation

The Company makes estimates regarding assumptions used in the calculation of share based compensation.  These included the risk-free interest rate, expected life of options, volatility, dividend rate, and forfeiture rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

Transition to IFRS from GAAP

Effective May 1, 2011, the Company transitioned from Canadian GAAP reporting to IFRS.  Previously, the Company prepared its consolidated annual financial statements and its condensed consolidated interim financial statements in accordance with Canadian GAAP.

The condensed consolidated interim financial statements for the six months ended October 31, 2011 are prepared in accordance with IFRS, as stated in Note 2.  The accounting policies in Note 3 have been applied in preparing the condensed interim consolidated financial statements for the six months ended October 31, 2011 and 2010, the consolidated financial statements for the year ended April 30, 2011, and the opening IFRS statement of financial position on May 1, 2010, the "Transition Date".

In preparing the opening IFRS statement of financial position and the financial statements for the interim period ended October 31, 2011, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the Note 15. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS.

Decommissioning liabilities (asset retirement obligations)

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires remeasurement of the asset retirement obligation at each period end to reflect changes due to changes in various assumptions. The Company has elected to utilize this exemption which allows the Company to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision has been accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets as at the transition date and thereafter.

Compound financial instruments

IAS 32 Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components. If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity. However, in accordance with IFRS 1, a first-time adopter need not separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS. The Company has elected to utilize this exemption, and therefore not separate the two components of prior flow-through share issuances for which the related expenditures had been fully renounced as of the date of transition to IFRS.

The adoption of IFRS has resulted in changes to the Company’s reported financial position and results of operations.  The Company’s adoption of IFRS did not have an impact on the total operating, investing or financing cash flows. In order to allow the users of the financial statements to better understand these changes, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. For a description of the changes, see the discussion in Notes to the IFRS Reconciliations below.

Notes to the IFRS reconciliations:

i)	Share-based payments

Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  Forfeitures of awards are recognized as they occur.

Under IFRS, a fair value measurement is required for each vesting installment within the option grant. Each installment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each installment’s individual tranche vesting period. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. As at October 31, 2010, this accounting policy change resulted in an increase in reserves of $72,005 (May 1, 2010 - $224,032, April 30, 2011 - $751,117) and a corresponding increase in share-based compensation expense. During three month ended October 31, 2010, share-based compensation expenses were decreased by $75,403.

ii)	Flow through shares

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.

Under Canadian GAAP, share capital is recorded at net proceeds less the deferred tax liability related to the renounced expenditures.

Under IFRS, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or "premium", are recorded as an other liability. When expenditures are renounced, a flow-through share premium is recognized and the other liability is reversed. The net amount is recognized as a flow-through premium. As at October 31, 2010, this accounting policy change

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

resulted in an increase in capital stock of $449,386 (May 1, 2010 - $449,386, April 30, 2011 - $824,386), an increase of $142,839 (May 1, 2010-$218,273, April 30, 2011 - $239,261) in the amount of an other  liability, an increase in the deficit of $592,225 (May 1, 2010 - $667,659, April 30, 2011 - $1,063,647), and an increase (decrease) of $75,434 (May 1, 2010 -$Nil, April 30, 2011 - $(395,988)) in the amount of the flow-through share premium.

iii)	Exploration and Evaluation Accounting

IFRS allows an entity to select an appropriate accounting policy for the treatment of resource properties (known as exploration and evaluation assets under IFRS). Under existing Canadian GAAP, the Company followed the policy of capitalizing all mineral property expenditures directly attributable to the exploration or evaluation of each property, including an appropriate allocation of overheads related to the activity. On transition, the Company changed the policy to expensing all mineral property expenditures directly attributable to the exploration or evaluation of each property under IFRS. The decision to change this policy was made to streamline the financial reporting process and simplify the presentation of financial information for investors.  As at October 31, 2011, this change of policy resulted in a decrease of $21,348,059 (May 1, 2010 - $20,679,217, April 30, 2011 - $21,552,445) in the carrying value of resource properties and a corresponding increase of $21,348,059 (May 1, 2010 - $20,679,217, April 30, 2010 - $21,552,445) in deficit.

GENERAL

The Company records its interest in mineral properties at cost.  Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs to acquire mineral properties are capitalized as incurred. Costs related to the exploration and evaluation of mineral properties are expensed as incurred. The Company considers mineral rights to be intangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company considers each mineral property to be a separate cash generating unit.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received. The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars, and has historically raised new financing in Canadian dollars.  With the acquisition of Target, the Company now has operations in the United States which subject it to fluctuations between the Canadian and United States currencies.  Generally, the Company purchases sufficient US dollars to offset a significant portion of known US obligations in order to minimize foreign exchange fluctuations.

Exploration and Evaluation

Mineral exploration, evaluation, and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependant upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Nunatsiavut Government Moratorium

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs.  The moratorium currently remains in place. As the vast majority of the Company’s uranium properties do not fall under Nunatsiavut jurisdiction, such a moratorium is not expected to materially affect the Company’s operations or prospects, however, given the negative impact on capital market sentiment toward the area it has become more difficult to raise capital as needed.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of Crosshair’s interest in its mineral properties.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal controls over financial reporting during the six month period ended October 31, 2011 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the six month period ended October 31, 2011
Date Prepared: December 13, 2011

SUBSEQUENT EVENTS

The following transactions occurred subsequent to October 31, 2011:

On December 6, 2011, the Company reached an agreement (the “Agreement”) to confirm vesting of its 90% interest in certain mineral licenses that are part of the CMB Uranium /Vanadium Project located in Labrador, Canada. The Agreement is part of a settlement of outstanding litigation with the original claim owner Mr. Murphy. The terms of the settlement are a cash payment in the amount of $600,000 and an additional payment of 1,193,614 common shares of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The board of directors of Crosshair Exploration and Mining Corp. has approved the disclosures contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.